Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 12 DATED FEBRUARY 16, 2021

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Disclose the appointment of an independent representative; and
●	Update our management.

Independent Representative

As previously disclosed, our Manager may appoint an independent representative in connection with the review and approval of certain transactions by the Company involving certain conflicts of interest and to determine whether the resolution of such conflicts in the applicable transaction is fair and reasonable to the Company. Such independent representative is an independent third party with significant commercial real estate and real estate-related investment experience as well as knowledge of the Company and its portfolio. On January 22, 2021, our Manager appointed Louis S. Weeks III to serve as an independent representative. In consideration for his services as an independent representative, we will pay Mr. Weeks a retainer of 1,000 shares per year.

Mr. Weeks is the Founder and Principal at SeaburyCoxe Advisors LLC, consultants in financing and investing in commercial real estate. The firm is located in Baltimore, MD and is active nationally with projects and clients in New York, Philadelphia, Hartford and Los Angeles., Mr. Weeks has been involved in commercial real estate investments and finance for more than 35 years. He spent 26 years at ColumbiaNational Real Estate Finance, an 80-year-old Mortgage Banking firm in Baltimore, MD founded by the late James W. Rouse. His responsibilities included 10 years as the firm’s Managing Partner and CEO. He was responsible for the company’s overall operations, production, servicing, and finance. Over the years, Mr. Weeks has arranged debt and equity for clients totaling over $3.0 billion. Mr. Weeks’ early career was spent in the banking industry in New York City with Manufacturers Hanover Trust and Bankers Trust Co. He has been an active member of the local chapters of NAIOP, ULI, ICSC, MBA and Baltimore Downtown Partnership and served on numerous local community organizations. Mr. Weeks has also served as an independent director on the board of directors of MogulREIT II, Inc. since 2017. We believe that Mr. Weeks’s significant experience makes him qualified to serve as an independent representative.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	34	Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Secretary
Eric Levy	34	Vice President, Portfolio Manager

*As of February 15, 2021

Effective as of February 12, 2021, Ayla Nazli departed from her role as the Chief Compliance Officer and Secretary of our Manager. Accordingly, all references to Ms. Nazli in the Offering Circular are hereby removed.